Exhibit 5.4

Box 25, Commerce Court West 199 Bay Street Toronto, Ontario, Canada M5L 1A9 Deliveries: 28th Floor Telephone: 416.863.2400 Facsimile: 416.863.2653 www.blakes.com
May 15, 2006
VIA SEDAR
British Columbia Securities Commission, as Principal Regulator
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Office, Prince Edward Island
Newfoundland and Labrador Securities Commission
Dear Sirs/Mesdames:
RE:	TELUS Corporation (“TELUS”)

Re:	Preliminary Prospectus Supplement to a Short Form Base Shelf Prospectus dated August 24, 2005
We refer to the preliminary prospectus supplement of TELUS dated May 15, 2006 (the “Prospectus”) relating to the offering of unsecured notes.
We hereby consent to the reference to our name on the face page of the Prospectus and in the section “Legal Matters” in the Prospectus, and consent to the reference to our name and opinion under the headings “Eligibility for Investment” and “Certain Canadian and United States Income Tax Considerations” in the Prospectus.
We have read the Prospectus and have no reason to believe that there are any misrepresentations (as defined in the Canadian securities legislation) in the information contained in the Prospectus that are derived from our opinions referred to above or that is within our knowledge as a result of services we performed to render such opinions.
This letter is solely for the private information of the addressees and is not to be used, quoted from or referred to in whole or in part in any documents, nor is it to be published, circulated or furnished in whole or in part to any other person or company, nor should it be relied on by any other person.
Yours very truly,
“Blake, Cassels & Graydon LLP”
Montréal • Ottawa • Toronto • Calgary • Vancouver • London • Beijing